SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549



                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 1)

                              LENNAR CORPORATION
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                               (Name of Issuer)


                             CLASS B COMMON STOCK
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                        (Title of class of securities)


                                   526057104
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                                (CUSIP number)


       LEONARD MILLER, 700 NORTHWEST 107TH AVENUE, MIAMI, FLORIDA 33172
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(Name, address and telephone number of person authorized to receive notices and communications)


                              SEPTEMBER 13, 1996
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            (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box
<square>.

     Check  the  following  box  if  a  fee is being paid  with  the  statement
<square>.  (A fee is not required only if  the  reporting  person:   (1)  has a
previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

           NOTE. Six copies of this statement, including all exhibits, should be filed with the Commission. SEE Rule 13d-1 (a) for other parties to whom copies are to be sent.

                  (Continued on following pages)

                        (Page 1 of 5 Pages)

CUSIP No.  525057104                                       PAGE 2 OF 5 PAGES



1       NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
               LMM Family Partnership, L.P.

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP{*}                             (a) <square>
                                                                                        (b) <checked-box>

3       SEC USE ONLY

4       SOURCE OF FUNDS{*}
               00

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                                            <square>

6       CITIZENSHIP OR PLACE OF ORGANIZATION
                      Delaware



    NUMBER OF        7      SOLE VOTING POWER
                                  4,500,000
     SHARES
                     8      SHARED VOTING POWER
  BENEFICIALLY                    0

    OWNED BY         9      SOLE DISPOSITIVE POWER
                                  4,500,000
      EACH
                    10      SHARED DISPOSITIVE POWER
   REPORTING                         0

  PERSON WITH

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        4,500,000

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES{*}            <square>

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        14.79% of Common Stock

14      TYPE OF REPORTING PERSON*
               PN


                                  {*}SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  525057104                                     PAGE 3 OF 5 PAGES



     This Amendment No. 1 to the Schedule 13D originally filed on September 30, 1994 by LMM Family Partnership, L.P. amends the following Items of that
Schedule 13D as follows:

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The references in this Item to "3,500,000 shares" are changed to "4,500,000 shares."

ITEM 4.   PURPOSE OF TRANSACTION.

The first paragraph of this Item with regard to Leonard Miller is amended to state:

Leonard Miller
     Mr. Miller's transfers of 4,500,000 shares of Class B Common Stock to the Partnership and his formation of the Corporation, which acquired the sole general partner interest in the Partnership, will not:

ITEM 5.   INTEREST IN SECURITIES OF ISSUER.

This Item is amended to state the following:

     a) The Partnership owns 4,500,000 shares of Class B Common Stock, which are convertible into 4,500,000 shares of Common Stock, which would be equal to 14.79% of the Common Stock.

     The Corporation has a 5% interest in the Partnership and as a result is deemed to have an indirect interest in 5% of the 4,500,000 shares of Common Stock issuable upon conversion of the Class B Common Stock held by the Partnership. In addition, the Corporation is the sole general partner of MFA Limited Partnership ("MFA") and has a 5% interest in MFA. As a result, the Corporation is deemed to have an indirect 5% interest in 5,444,130 shares of Class B Common Stock, which are convertible into 5,444,130 shares of Common Stock, owned by MFA. Therefore, the Corporation has an indirect interest in 497,206 shares of Common Stock, which would be equal to 1.88% of the Common Stock.

     Leonard Miller, as the sole shareholder of the Corporation, has a 100% interest in the Corporation's 5% interest in the 4,500,000 shares of Common Stock issuable upon conversion of the Class B Common Stock. Mr. Miller also has an indirect interest in the 5,444,130 shares of Common Stock issuable upon conversion of Class B Common Stock owned by MFA.

     Initially, Mr. Miller was a limited partner of the Partnership, and as such had virtually the entire pecuniary interest in the shares of Common Stock issuable upon conversion of the Class B Common Stock held by the Partnership. However, in October 1994, Mr. Miller transferred his limited partnership interest in the Partnership to the Trust. During the term of the Trust, Mr. Miller is to receive annually an amount equal to 39.244% of the fair market value of the Trust assets at the time of the Trust's creation out of the Trust's income, and to the extent income is insufficient, out of the Trust's principal. Although the Trust is irrevocable, Mr. Miller has the right to substitute other assets for the limited partnership interest in the Partnership as an asset of the Trust. The transfer of the limited partnership interest to the Trust does not, for purposes of the Securities Exchange Act of 1934, affect Mr. Miller's beneficial ownership of those shares.

     As a result of his ownership of all the outstanding stock of the Corporation and his beneficial interest in the Trust, Mr. Miller is deemed to be the indirect beneficial owner of the 4,500,000 shares of Class B Common Stock owned by the Partnership and the 4,500,000 shares of Common Stock issuable on conversion of that Class B Common Stock. Mr. Miller also is deemed to be the indirect beneficial owner of the 5,444,130 shares of Class B Common Stock owned by MFA and the 5,444,130 shares of Common Stock issuable on conversion of that Class B Stock.

     b) The Partnership has the power to vote and dispose of the 4,500,000 shares of Class B Common Stock held by it.

     The Corporation, as general partner of the Partnership, has the power to vote the shares held by the Partnership and to cause the Partnership to dispose of those shares.

     Leonard Miller, as the sole shareholder and chief executive officer of the Corporation, which is the general partner of the Partnership and of MFA, has the sole power to direct the vote and disposition of the 4,500,000 shares of Class B Common Stock held by the Partnership and of the 5,444,130 shares of Class B Common Stock held by MFA.

     c) On December 20, 1994, Leonard Miller contributed to the Partnership 3,500,000 shares of Class B Common Stock, which can be converted at any time into 3,500,000 shares of Common Stock. Of the 3,500,000 shares of Class B Common Stock, 175,000 shares are deemed to have been contributed by the Corporation. On September 13, 1996, Leonard Miller contributed to the Partnership an additional 1,000,000 shares of Class B Common Stock, which can be converted into 1,000,000 shares of Common Stock.

     d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities.

     e)   Not applicable.

CUSIP No.  525057104                                        PAGE 4 OF 5 PAGES




                             SIGNATURE

     After reasonable inquiry and to the best of knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                  OCTOBER 9, 1996
                                   ---------------------------------------
                                                       (Date)

                                    /S/ LEONARD MILLER
                                   ---------------------------------------
                                   Leonard Miller, President of LMM Family
                                   Corp., signing as the general partner of
                                   MFA Limited Partnership